PRESS RELEASE

                             (For Immediate Release)

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         Buenos Aires (January 10, 2003). Banco Rio de la Plata S.A. announced today that it has amended certain terms of its exchange offer (the "Offer") for any and all of its outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003 in the aggregate principal amount of US$250,000,000 (the "Existing Notes") and extended the early tender fee deadline and the expiration date for its Offer from 5:00 p.m., New York City time, on January 10, 2003 to 5:00 p.m., New York City time on January 24, 2003. Banco Rio also announced today that it released its financial statements in Spanish for the nine-month period ended September 30, 2002 in Argentina on January 9, 2003.

         The terms of the Offer, as described in the Offering Memoranda dated November 25, 2002 (the "Offering Memoranda") are hereby amended as follows (all defined terms being used herein having the meanings set forth in the Offering Memoranda):

              o the principal amount of Step-Up Notes to be issued in exchange for each US$1,000 principal amount of Existing Notes has been changed from US$950 plus US$50 in cash to US$900 plus US$100 in cash.

              o the interest on the Step-Up Notes from December 15, 2002 until December 15, 2005 has been increased from 3% per annum to 4% per annum with an increase of 1% per annum thereafter up to a maximum interest rate of 6% per annum.

              o the tender offer cash payment for holders of Existing Notes that elect to participate in the contemporaneous cash tender offer has increased from US$450 in cash to US$550 in cash for each US$1,000 principal amount of Step-Up Notes or Floating Rate Mandatorily Exchangeable Notes tendered in the cash tender offer.

              o the maximum aggregate amount of cash that Banco Rio will provide in the Offer has increased from US$25 million to US$37.5 million.

              o the additional cash payment of US$43.75 to be made to participating holders of Existing Notes has been increased to US$44.34, representing the sum of the amount to be paid in lieu of accrued and unpaid interest on the Existing Notes to, but not including, December 15, 2002, and the amount to be paid in lieu of accrued and unpaid interest on such unpaid interest from December 15, 2002 to, but not including, the settlement date of the Offer. Interest on the Step-Up Notes will still accrue from December 15, 2002.

         In connection with the extension of the early tender fee deadline and expiration date, Banco Rio announced that holders of Existing Notes that have tendered their Existing Notes pursuant to the Offer on or prior to 5:00 p.m., New York City time, on December 23, 2002 and have not withdrawn their tenders as of such date or any holders that tender their Existing Notes after December 23, 2002, including tenders subsequent to the date hereof, will not have any right to withdraw such tenders of Existing Notes once tendered, notwithstanding any further extensions of the early tender fee deadline or expiration date (including the extension described herein). Holders who have tendered their Existing Notes to date will be permitted to change their selection as between Step-Up Notes or Floating Rate Mandatorily Exchangeable Notes, or to further elect to participate in the cash tender offer, in each case pursuant to the terms of the Offer, by submitting an amended letter of transmittal prior to the expiration date.

         A supplement to the Offering Memoranda describing the amended terms of the Offer as set forth herein and attaching an English language translation of Banco Rio's financial statements for the nine-month period ended September 30, 2002 will be made available shortly.

         The Offer is being made solely pursuant to Banco Rio's offering documents and information regarding the pricing, tender and delivery procedures and terms and conditions of the Offer is set forth in Banco Rio's offering documents, including the supplement to the Offering Memoranda to be sent to holders of the Existing Notes referred to herein. The Offer is being made inside the United States under an exemption from the U.S. Securities Act of 1933 and outside of the United States pursuant to a separate exemption under Regulation S promulgated under the U.S. Securities Act and in addition to the amended terms of the Offer described herein, Banco Rio will increase the Processing Fee payable to certain banks and financial institutions for processing tenders of Existing Notes in the Offer being made outside the United States from 0.25% to 0.375% of the principal amount of the Existing Notes validly tendered and accepted for exchange.


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         As of 9:00 a.m., New York City time, on January 10, 2003, the Bank was advised by the exchange agent that approximately US$122,303,000 of the total amount of the Existing Notes were tendered.

         In order to participate in the Offer and to receive information in connection therewith, holders of the Existing Notes need to provide, or have provided, to Mellon Investors Services LLC, which is acting as Information Agent on Banco Rio's behalf, certain required certifications as to their jurisdiction of residence in order to allow required documentation to be distributed to such holder. Mellon Investors Services can be contacted at 44 Wall Street, New York, New York 10005, U.S.A., telephone (917) 320-6286.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH SAID OFFER IS PROHIBITED, AND ANY SUCH SECURITIES IF ISSUED BY BANCO RIO CANNOT BE SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. BANCO RIO DOES NOT EXPECT TO REGISTER ANY PART OF THE OFFERING IN THE UNITED STATES OR TO MAKE ANY PUBLIC OFFER OF ANY SECURITIES IN ANY JURISDICTION OTHER THAN ARGENTINA. THIS PRESS RELEASE CANNOT BE DISTRIBUTED IN THE UNITED STATES OR FORWARDED TO ANY U.S. NEWS MEDIA NOR DISTRIBUTED OR FORWARDED TO THE NEWS MEDIA OF ANY OTHER COUNTRY IN WHICH SUCH DISTRIBUTION OR FORWARDING COULD BE PROHIBITED.

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